January 30, 2025

Huajun Yan
Chief Executive Officer
One & one Green Technologies INC
No. 45 Diliman
1 San Rafael Bulacan, Philippines, 3008

       Re: One & one Green Technologies INC
           Registration Statement on Form F-1
           Filed January 21, 2025
           File No. 333-284375
Dear Huajun Yan:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed January 21, 2025
Results of Operations
Comparison of the Period Ended June 30, 2024 and 2023, page 38

1. We note disclosure of projected profit for 2024. We also note disclosure of unaudited revenue for the third and fourth quarters of 2024. Please clarify whether the quarterly revenue amounts are projected or actual amounts. Additionally, for any projected revenue or net profit amounts presented, provide qualitative disclosure to explain how your costs and expenses were impacted for the periods presented to provide context for projected amounts presented, including disclosing the assumptions that are most significant to the projected information being presented. Finally, disclose any limitations to the projections presented. See Item 10(b)(2) of Regulation S-K.
Related Party Transactions, page 74

2. Please revise this section to provide the required information as of a most recent
 January 30, 2025
Page 2

       date. Refer to Item 7.B of Form 20-F.
Description of Share Capital, page 75

3.     We note your response to our prior comment 4 and we reissue our comment.
Please
       disclose here the nature of your disparate voting rights, including the number of votes per share to which each class of common stock is entitled.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services